

October 26, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Michael M. Searles
Chief Executive Officer
Wilsons The Leather Experts Inc.
7401 Boone Ave. N.
Brooklyn Park, MN 55428

  Re: Wilsons The Leather Experts Inc.
     Form 10-K for the fiscal year ended February 3, 2007
     Filed March 30, 2007
     File No. 000-21543

Dear Mr. Searles:

  We have completed our review on the above referenced filing and have no further comments at this time.

         Sincerely,

         Michael Moran
         Accounting Branch Chief